Exhibit 99.1

Mobilicom and Mistral, a Prime Contractor for the U.S. Department of Defense, Form Strategic Partnership

●	Mistral’s expertise and well-established relationships open channels for Mobilicom’s end-to-end solutions to the U.S. DOD and the defense industry

●	Mobilicom’s market-leading cybersecurity and smart, robust solutions for drones, robotics & autonomous platforms are ideally positioned for today’s defense industry needs

Shoham, Israel, Feb. 21, 2023 (GLOBE NEWSWIRE) -- Mobilicom Limited (Mobilicom or the Company Nasdaq: MOB, MOBBW, ASX: MOB), a provider of cybersecurity and robust solutions for drones and robotics, announced today announced it has entered a strategic partnership with Mistral Inc. a Bethesda, Maryland based provider of high-performance, reliable, and innovative solutions to U.S. defense and federal agencies. Mistral aims to integrate Mobilicom’s end-to-end solutions into U.S. defense industry and U.S. Department of Defense (DOD)-related requisitions. Extending Mobilicom’s business development efforts in the U.S., Mistral will also provide program management for the U.S. government’s purchases of Mobilicom solutions.

Mistral delivers advanced systems, technologies, and products to the North American market and is a prime contractor and provider of unmanned platforms to the U.S. DOD. With over 35 years of experience, Mistral acts as a bridge between defense and law enforcement requirements and provides state-of-the-art innovative solutions. Mistral intends to utilize its state-of-the-art engineering facility located near Baltimore, where it manufactures different systems for various DOD agencies to integrate Mobilicom’s advanced solutions.

The U.S. DOD is expected to spend $2.6 billion on uncrewed systems in 2023 with more spent on aerial drones than any other category. While the U.S. spends more on national defense than the next nine countries combined, DOD spending is expected to increase by an additional 9% in 2023.

“Partnering with Mistral will accelerate Mobilicom’s market penetration with the U.S. defense industry, getting our field-proven high-performance end-to-end solutions where they are needed most—to U.S. troops and their allies,” stated Mobilicom’s VP of Sales, David Fagelson. “Mistral’s long-standing relationships with key decision makers and its expertise in military procurement processes are a key asset in our partnership. Based on our success with Tier-1 drone and autonomous systems manufacturers worldwide, as well as the Israel Ministry of Defense, we are very confident in our systems’ competitive position with the U.S. military.”

Mistral’s Yoav Banai, Vice President, commented, “Mobilicom’s suite of end-to-end solutions with a focus on cybersecurity is exactly what is needed now to support the increasing use of drones and other uncrewed aerial, maritime, and ground vehicles. The U.S. military has significantly increased spending on drones over the past several years, and we believe this will continue to be the case. We are very pleased to partner with Mobilicom and are eager to begin marketing, sales, and distribution of their solutions to meet the U.S. defense industry needs.”

Mobilicom believes that the strategic partnership will provide the Company with additional in roads to the DOD business in the United States which will add to the Company’s revenue streams in the coming years.

About Mistral Inc.

Mistral Inc., a U.S. company headquartered in Bethesda Maryland, focuses on bridging the operational gaps of U.S. warfighters with practical and cost-effective solutions. Mistral is a leader in designing, developing, and producing systems solutions within the global defense and law enforcement markets.

About Mobilicom

Mobilicom is an end-to-end provider of cybersecurity and smart solutions for drones, robotics & autonomous platforms. As a high-tech company it designs, develops and delivers smart solutions focused primarily on targeting global drone, robotics and autonomous system manufacturers.

The Company holds patented technology & unique know-how for Mobile Mesh networking. It has a large, field proven portfolio of commercialized products used in a variety of applications.

Mobilicom has grown a global customer base with sales to high profile customers including corporates, governments and military departments. Mobilicom’s competitive advantages include outstanding security capabilities and performance in harsh environmental conditions. Mobilicom’s large solution portfolio has is being deployed worldwide, and the Company derives revenue from hardware, software sales & licensing fees and professional support services for its solutions.

For investors, please use https://ir.mobilicom.com/

For company, please use www.mobilicom.com

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Mobilicom Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the Company’s filings with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Mobilicom Limited undertakes no duty to update such information except as required under applicable law.

For more information on Mobilicom, please contact:

Liad Gelfer

Mobilicom Ltd

liad.gelfer@mobilicom.com

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